FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . 0.5

1. Name and Address of Reporting Person * Howard, Gary S. (Last) (First) (Middle) c/o Liberty Media Corporation 12300 Liberty Boulevard (Street) Englewood, CO 80112 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Liberty Media Corporation L, LMC.B, LMC.RT 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) November 27, 2002 5. If Amendment, Date of Original (Month/Day/Year) /

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

      10% Owner

   X   Officer (give title below)

      Other (specify below)

Executive Vice President, Chief Operating Officer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Series A Common Stock	11/27/02		X		218	A	$6.00 per share	625,786	D
Series A Common Stock								605,465	I	By 2002 GRAT (fn1)
Series A Common Stock								40,774	I	By 401(k) Savings Plan (fn2)
Series A Common Stock								185,120	I	By spouse's 2002 GRAT (fn3)
Series A Common Stock								12,284	I	By spouse (fn3)
Series A Common Stock								2,871	I	By daughter
Series A Common Stock								2,326	I	By son
Series A Common Stock								2,447	I	By son

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Subscription Rights (right to buy) (fn4)	$6.00	11/27/02		X			218	Immed.	12/2/02	Series A Common Stock	218		731	D

 Explanation of Responses:

 (fn1)  Includes 582,177 restricted shares, none of which are currently vested.  (fn2)  Participants in the Issuer's 401(k) Savings Plan have the right to direct the vote and, in certain circumstances, the disposition of shares of Series A Common Stock held by the plan for the benefit of the participant.  All of the shares held in the plan for the benefit of the reporting person are vested.  (fn3)  The reporting person has disclaimed beneficial ownership of these shares of the Issuer's Series A Common Stock owned by his spouse.  (fn4)  The rights offering is subject to termination or extension by Liberty Media Corporation at any tme prior to consummation.

/s/ Gary S. Howard by Charles Y. Tanabe as Attorney in Fact ** Signature of Reporting Person	12/2/02 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002